EXHIBIT 99.1

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Banro Corporation
1 First Canadian Place
Suite 7070, 100 King Street West
Toronto, Ontario
M5X 1E3

2.	Date of Material Change

March 27, 2013.

3.	News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through Marketwire on March 27, 2013.

4.	Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5.	Full Description of Material Change

5.1           Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2           Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Arnold T. Kondrat (Executive Vice President) - (416) 366-2221.

9.	Date of Report

April 5, 2013.

Schedule "A"

PRESS RELEASE

Banro Announces Year End 2012 Financial Results

Toronto, Canada – March 27, 2013 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT – “BAA”; TSX – “BAA”) today announced its financial and operating results for the full year 2012 and fourth quarter 2012.

FINANCIAL HIGHLIGHTS
•	Revenue since commercial production (September 1, 2012) of $42.6 million; Q4 2012 revenue of 33.9 million
•	Gross earnings since commercial production of $12.4 million or $0.06 per share; Q4 2012 gross earnings of $11.7 million or $0.06 per share
•	Cash and cash equivalents of $27.0 million at December 31, 2012

OPERATIONAL HIGHLIGHTS
•	Production of 24,963 ounces of gold since commercial production; 19,750 ounces in Q4 2012
•	In Q4 2012, 19,840 ounces of gold were sold at an average gold price of $1,711/oz

“Our key objectives through 2012 and 2013 are to bring the Twangiza gold mine up to its nameplate production capacity through plant modification and optimization and to complete the Namoya development to be in production during Q4 2013,” commented Dr. John Clarke, Interim President & CEO. “We are focused on reaching a production rate of 200,000 ounces or more during 2014.”

All dollar amounts in this press release are expressed in thousands of dollars and, unless otherwise specified, in United States dollars.

2012 HIGHLIGHTS
Financial
The table below provides the summary of financial and operating results for the three months ended December 31, 2012 and for the year ended December 31, 2012 and compared to corresponding periods in 2011:

	Q4 2012 ($000's)	YTD 2012 ($000's)	Q4 2011 ($000's)	YTD 2011 ($000's)
Selected Financial Data
Revenues	33,939	42,631	-	-
Total mine operating expenses1	(22,206)	(30,196)	-	-
Gross earnings from mining operations	11,733	12,435	-	-
Net income (loss)	5,874	(4,561)	(2,883)	(9,325)
Basic net earnings/loss per share ($/share)	0.03	(0.02)	(0.02)	(0.05)
Key Operating Statistics2
Average Gold price received ($ per oz)	1,711	1,708	-	-
Gold sales (oz)	19,840	24,963	-	-
Gold production (oz)	19,750	25,185	-	-
All-in cost per ounce ($/oz)3	1,169	1,220
Cash cost per ounce ($/oz)3	836	887	-	-
Gold margin ($/oz)3	875	821	-	-
Financial Position
Cash and cash equivalents		27,049		9,696
Gold bullion at market value4		5,064		-
Total assets		635,787		429,141
Long term debt		154,685		-

(1) Includes depletion and depreciation
(2) YTD figures from September 1, 2012 (date of commercial production)
(3) All-in cost per ounce, cash cost per ounce and gold margin are non-GAAP measures. Refer to non-GAAP measures section of the MD&A for additional information.
(4) This represents 3,055 oz of gold bullion inventory, with a cost of $2,853, shown at the 2012 closing market price of $1,657 per ounce of gold.

•
Revenues for 2012 were $42,631, which were generated after the Company commenced commercial production on September 1, 2012. In prior years, the Company was an exploration company and did not generate revenues. Revenues of $68,112 generated prior to September 1, 2012 are considered pre-production and credited to mines under construction. Revenues for the fourth quarter of 2012 were $33,939. Q4 2012 was the first full quarter of production for the Company.

•
Mine operating expenses, including depletion and depreciation for the four month period of commercial production to December 31, 2012 were $30,196. Production costs for the fourth quarter of 2012 were $22,206. There are no comparative figures in the prior year for both periods since the Company’s Twangiza Gold Mine became operational in 2012.

Gross earnings from mine operations for the four months of commercial production were $12,435 or $0.06 per share. Gross earnings for the fourth quarter of 2012 were $11,733 or $0.06 per share.

•
Cash and cash equivalents were $27,049 as at December 31, 2012 compared to $9,696 as at December 31, 2011. Changes in cash and cash equivalent amounts included mainly cash in-flows provided by debt financing ($165,014) and from the exercise of stock options ($10,375) offset by cash used in operating activities and change in working capital ($5,501), exploration ($31,481), development of the Twangiza and Namoya mines, net of pre-production revenues ($76,057) and the purchase of property, plant and equipment ($32,081).

(ii) Operational
•
The Twangiza Gold Mine maintains an excellent health and safety record. The Company has been working on an updated environmental and social impact assessment, which will be used to develop an environmental program for Twangiza.

•
In the fourth quarter, 252,220 tonnes of ore were processed at a head grade of 2.89 g/t Au and a recovery rate of 82.4% to produce 19,750 ounces of gold. Since commencing commercial production (September 1, 2012), 344,420 tonnes of ore has been processed at a head grade of 2.86g/t Au and a recovery rate of 82.1% to produce 25,185 ounces of gold. Ore throughput was 17% lower than anticipated due to various mechanical failures in the mill; however, head grade was marginally higher than planned, slightly offsetting the lower throughputs. During the fourth quarter, 19,840 ounces of gold were sold and an average gold sale price of $1,711 per ounce was realized.

•
During fiscal 2012, mechanical availabilities of Mill 1 and 2 were 53.6% and 89.5%, respectively, while in the year-to-date 2013, availabilities improved to 97% and 98% for Mills 1 and 2, respectively.

•
The Company commenced expansion of the Twangiza plant’s operating capacity from 1.3Mpta to 1.7Mpta. This is expected to increase recoveries from the current average of 83% to approximately 90% and increase gold production accordingly.

(iii) Construction & Development

The following table summarizes the Company’s capital expenditures:
Project	2012	change	2011
	($000's)	(%)	($000's)
Twangiza	72,532	(47%)	135,750
Namoya	118,304	100%	-

•
As at the date of this press release, the Company recorded 1,826,061 man hours worked at the Namoya gold mine development project without serious injury or 1.1 LTIFR1, which equates to a five star NOSA2 rating for Occupational Health and Safety.

__________________
1 LTIFR (Lost Time Injury Frequency Rates) is the most commonly used safety indicator. A lost-time injury is defined as an occurrence that resulted in a fatality, permanent disability or time lost from work of one day/shift or more.
2 NOSA is the National Occupational Safety Association of South Africa.

During 2012, the Company spent $72,532 to bring the Twangiza plant to commercial production. These capital expenditures were offset by $68,112 of pre-commercial production revenues. Also in 2012, the Company spent $118,302 for the construction and development of its Namoya gold mine.
•
Development at Namoya continues with a slight delay in scheduled activities due to a delay in access road construction. Unseasonably heavy rains have resulted in major damage to sections of the main access road from Uvira to Namoya (420km) which required substantial reconstruction, including bridge strengthening or replacement. As a result, the delay in delivery of major plant components of the Namoya plant has deferred first scheduled gold production to Q4 2013. The cost of road repairs, additional transport and construction overheads are estimated to result in a cost overrun of up to $27,075 or 15% of the project cost of $180,502.

•
Other activities continue to be on schedule, with 100% of earth moving equipment, 70% accommodation materials and 5% of process plant equipment and goods on site. 75% of process plant earthworks and 8% of leach pad earthworks have been completed, with ponds and tailings management facility (“TMF”) earthworks having commenced during the first quarter of 2013.

(iv) Exploration
The following table summarizes the Company’s mineral resources and mineral reserves estimates:
Banro Corporation	December 31, 2012	change	December 31, 2011
	(Moz)	(%)	(Moz)
Total proven and probable mineral reserves	1.54	36%	1.13
Total measured and indicated mineral resources1	10.18	41%	7.22
Total inferred mineral resources	7.01	59%	4.4
(1) measured and indicated mineral resources are inclusive of proven and probable mineral reserves

•
The Company’s mineral reserves and mineral resources were updated based on drilling carried out in 2012. Banro now has mineral resources of 10.18 Moz measured and indicated (214.39 million tonnes at a grade of 1.48g/t Au in 2012 compared to 132.4 million tonnes at a grade of 1.68g/t Au in 2011) and 7.01 Moz in Inferred (156.32 million tonnes at a grade of 1.40g/t Au in 2012 compared to 61.2 million tonnes at a grade of 2.27g/t Au in 2011). This new mineral resource and mineral reserve estimate represents an increase of 45% in oxide and free-milling ounces of gold.

•
Banro’s mineral reserves, which are solely related to Twangiza, increased by 36% to 1.54 million ounces of gold from 1.13 million reported in 2011 as a result of additional drilling done and improved economic assumptions.

•
Banro's measured and indicated mineral resource estimates have grown to 10.18Moz, an increase of 41%, and inferred mineral resource estimates have grown to 7.01Moz, an increase of 56%, taking into account depletion at the Twangiza Gold Mine. The growth in the mineral resource estimates is attributed mainly to significant drilling intersections (78% of the increase) as well as to some changes in economic assumptions, which resulted in a 22% increase. Additional drilling included in the mineral resource estimates was conducted at Lugushwa, Namoya and Twangiza.

*Details of mineral reserve and mineral resource estimates including tonnage and grades are presented on project by project basis in the Exploration section of this press release.

 (v) Corporate development
•	The Company’s DRC subsidiary (“Twangiza”) which holds the Twangiza Gold Mine, repaid its $15,000 line of credit facility (the “Line of Credit”) with a bank in the DRC in March 2012.

•
On March 2, 2012, the Company closed a $175,000 debt financing.  This debt offering by the Company of 175 units consisted of $175,000 aggregate principal amount of senior secured notes (the “Notes”) and 8,400 warrants (the “Warrants”) to purchase an aggregate of 8,400 common shares of the Company.  Each Warrant entitles the holder to purchase one common share of the Company at a price of $6.65 for a period of 5 years.  The Notes will mature March 1, 2017 and bear interest at a rate of 10%, accruing and payable semi-annually in arrears on March 1 and September 1 of each year. The first interest payment date was September 1, 2012 and consisted of interest accrued from and including March 2, 2012 until September 1, 2012.  The net proceeds from the offering were used for the development of the Company’s Namoya project, repayment of the Line of Credit and general corporate purposes.

•
In a press release dated February 21, 2013, the Company announced it had arranged a financing package of up to US$90 million comprised of credit facilities and the proposed issuance of preferred shares to BlackRock World Mining Trust plc (“BlackRock”) (such proposed preferred share issuance is referred to herein as the “Initial Preferred Share Transaction”).  The establishment of credit facilities for US$30 million was completed with two commercial banks in the DRC, Rawbank and Ecobank, each for US$15 million, and at rates of 9% and 8.5% interest respectively.  The Rawbank facility (including accrued interest) is repayable in six equal installments, starting in October of 2013 while the Ecobank facility is repayable on a quarterly basis from March 31, 2014.  In March 2013, the Company entered into an engagement letter for a financing package to raise US$100 million (the “Financing”).  The Financing replaces the Initial Preferred Share Transaction and is proposed to comprise the following: (1) the issue of preferred shares to the value of US$30 million to BlackRock by way of a private placement; (2) the issue of preferred shares to the value of US$30 - US$50 million by way of a marketed best efforts offering pursuant to a preliminary short form prospectus filed in Canada and by way of private placement in other jurisdictions in accordance with applicable laws; and (3) the issue of common shares in the capital of the Company to the value of US$20 – 40 million by way of a marketed best efforts offering pursuant to a preliminary short form prospectus filed in Canada and by way of private placement in other jurisdictions in accordance with applicable laws.

OUTLOOK

Banro Full Year Guidance	2013

Twangiza (oz)	85,000 to 100,000
Namoya (oz)	16,000 to 22,000

Cash cost per ounce ($US/oz)1	700 to 900

(1) Cash cost per ounce is a non-GAAP measure. Refer to non-GAAP measures section of the MD&A for additional information.

In keeping with the Company’s oxide strategy, Banro has developed several key objectives for 2013 to increase gold production while containing costs, thereby increasing shareholder value. These objectives include:
•
Increasing throughput, recovery rate and gold production at Twangiza through plant optimization and expansion. Plant modifications, including a new crusher and mineral sizer as well as additional elution tanks, are planned to increase throughputs to 1.7mtpa or higher, increasing gold production to the 8,000-10,000oz/month range by Q4 2013.

•
Initiating production at Namoya by the fourth quarter of 2013 with an initial production rate of just below 6,000oz/month and gradually increasing to over 7,000oz/month by the end of 2013, contributing 16,000-22,000 ounces of total gold production in 2013. In 2014, it is expected that monthly production will steadily increase from 7,000 oz/month to a plant design output of 10,000oz/month within the first quarter of 2014.

•
Focusing the bulk of exploration activities on brownfields resource and reserve expansion, increasing oxide and free-milling material ounces in areas where Banro has mining infrastructure. This will serve to contain costly capital outlay for new operations in the early days of growing production at Twangiza and Namoya.

The Company’s capital expenditure forecast for 2013 as compared to 2012 is set out below:
Project	2013	change	2012
	($000's)	(%)	($000's)
Twangiza	35,450	(51%)	72,532
Namoya	93,587	(21%)	118,304
Exploration	15,651	(54%)	34,192

•
Twangiza capital expenditures forecast for 2013 is related to sustaining capital, including the construction of the TMF as well as expenditures for plant optimization and expansion. This project is designed to bring the Twangiza plant to its nameplate capacity and increase production to the range of 100,000 to 120,000 ounces per annum. Capital expenditures for 2012 at Twangiza were related to capitalized costs during the pre-commercial production period.

•	Namoya capital expenditures forecast for 2013 is in relation to the construction and development of the Namoya gold mine scheduled for completion in the fourth quarter of 2013.

The total project cost of Namoya mine development was increased by 15% from the previous amount of $180,502 as a result of the increased costs of road repairs and additional transport and construction overheads caused by the delay in delivery of major plant components.
•
Exploration expenditures, which are capitalized under the accounting rules, are expected to decrease by 54% from 2012 as a result of a management decision to focus on a regional target generation program for future drilling while the Company is completing the development of the Namoya Gold Mine as well the expansion and optimization of the Twangiza Gold Mine.

TWANGIZA MINE

Effective September 1, 2012, commercial production was declared at the Twangiza Gold Mine. Management considered several factors in determining commencement of commercial production, including the productive capacity of the mill, substantive completion of the construction, and when the plant would be ready for its intended use. As a result of excessive vibration encountered with the Mill 1 motor and due to CIL tank residence times being lower than ideal, plant throughputs and recoveries remained below design capacity for the eight month period ended August 31, 2012. However, once Mill 1 was brought back into service, and the primary, secondary and tertiary crushing circuits were re-commissioned, throughputs in excess of design were observed, although recoveries remained below design due to deficient CIL tank capacity. At the same time, good recoveries were attained during periods of low throughput, which confirms management’s decision to increase CIL tank capacity as part of the plant upgrade exercise currently underway. Furthermore, overall plant performance was affected by a shortage of critical spares inventory for major circuit components, including the existing primary, secondary, and tertiary crushers, as well as the scrubber. Countering this, a major exercise of establishing adequate critical spares inventory is underway, and considerable funds have been budgeted during 2013 to address this.

Mining
A total of 3,014,926 tonnes of material were mined during the year ended December 31, 2012. Total ore mined was 1,731,329 tonnes, which was below management’s forecast for the year. Lower than forecast pit production was mainly due to lack of equipment availability, once again as a result of inadequate spares availability – now being addressed as described above – and as a result of the impact of high rainfall. The experience gained during 2012 of the impact of weather conditions has been countered by the sheeting of primary haul routes with crushed rock of suitable characteristics, and advantage will be taken during 2013’s short dry season to further improve the quality of haul roads throughout the operation. The stripping ratio for the period was 0.79 against a forecasted ratio of 0.40. This was a function of adjustments to the mining plan in order to optimize grades delivered to the mill during periods of low throughput.

Processing & Engineering
For the year ended December 31, 2012, mill throughputs were 75% of the 1.3Mtpa design capacity, although following the return to service of Mill 1, average mill throughput from September through to December improved to 77.6% of design capacity. However, throughputs comfortably in excess of nameplate capacity of 1.3Mtpa were observed, particularly following the re-commissioning of the primary, secondary and tertiary crushers. All of these crushers will be replaced as part of the plant upgrade exercise currently underway. Recoveries during the year were at an average of 81.7% and a total of 69,687 ounces of gold were produced, which was below management’s target for the year. However, recoveries of 90% were periodically observed and the intent will be to approximate these recoveries when throughputs are increased to 1.7Mtpa and beyond as a result of improved residence times following the installation of additional tank capacity.

TWANGIZA MINE	Q4 2012	Q3 20121	YTD 20122	Pre-commercial production
				(Jan. to Aug.2012)
Gold sales (oz)	19,840	5,123	24,963	41,567
Gold produced (oz)	19,750	5,435	25,185	44,502
Ore mined (t)	878,020	133,694	1,011,714	2,003,212
Ore milled (t)	252,220	92,200	344,420	629,879
Waste mined (t)	421,081	53,063	474,144	660,845
Head grade (g/t)	2.95	2.29	2.79	2.79
Strip ratio (t:t)3	1.14	0.44	0.97	0.70
Recovery (%)	82.4	81.9	82.1	81.4
Cash cost per ounce ($US/oz)4	836	1,022	887

(1) One month production. Commercial production commenced on September 1, 2012.
(2) YTD figures from September 1, 2012 (date of commercial production).
(3) Strip ratio is calculated as waste divided by ore mined.
(4) Cash cost per ounce is a non-GAAP measure. Refer to non-GAAP measures section of the MD&A for additional information.

Twangiza Plant Optimization and Expansion
During the fourth quarter of 2012, work towards upgrading the metallurgical plant commenced, with the goal of improving plant availability, increasing plant throughput, and improving recoveries to approximately 90%. This will essentially entail replacing the existing primary, secondary and tertiary crushers, the building of four new CIL tanks to increase residence time, as well as the upgrading of inter-tank screens and piping, and the construction of a second elution circuit and gold room, all of which are expected to be completed by Q4 2013. It is currently estimated that the capital cost of this plant improvement will be approximately $12,000 in 2013, which is expected to improve plant capacity to 1.7Mtpa.

Sustaining Capital Activities
During the year ended December 31, 2012 and subsequently up to the date of this press release, the following progress was made in the key areas indicated below with respect to sustaining capital activities at the Twangiza Gold Mine:
•	Resettlement
As of the date of this press release, 230 households have been resettled at the Cinjira relocation site. It is expected that a further 19 households will be compensated and resettled during 2013.
•	Mine Infrastructure
A new fuel storage facility was completed and commissioned at the end of August 2012.

Previously, the maintenance of mobile equipment was conducted at a temporary mobile workshop located 8 kilometres downhill from the Twangiza Main open pit. Management decided to move this facility to a position immediately adjacent to Twangiza Main, thereby eliminating the 16 kilometre round trip to the previous workshop site, and this exercise was completed in November of 2012. In addition, the design of a new warehouse and a permanent mobile workshop were completed in September. These facilities are expected to be constructed and commissioned by the second half of 2013, resulting in a compact and fully integrated mining site.

•	Tailings Management Facility
Construction work associated with the front wall was halted during the dry season, leaving the height of the wall 5 metres below the planned two year elevation. In dry conditions, activity was switched to the downstream side of the wall, where excavation was focused on the removal of alluvial material (of good grade) and the placement of the sand and pipe under-drains to enable the extension of the wall toe to its five year position. This will considerably extend space for waste dumping as the dam wall effectively acts as the single waste dump for the operation. Work towards elevating the wall height recommenced in December 2012.

NAMOYA MINE DEVELOPMENT

The Namoya project consists of one exploitation permit covering an area of 172 square kilometres and is located in the Maniema Province in the east of the DRC, approximately 225 kilometres southwest of the town of Bukavu. The Company is currently developing an open-pit heap leach gold mine at Namoya with anticipated average annual production of 124,000 ounces of gold per annum over a seven year mine life. Pre-construction activities at Namoya began in the fourth quarter of 2011, followed by full mobilization of construction and development activities during 2012. Commissioning of the Namoya gold mine is planned to be completed during the fourth quarter of 2013.

Key Achievements in 2012 and 2013 Outlook
•	Mechanical & Other Equipment
Orders for all long lead mechanical equipment were placed and sea freighting commenced.  All earthmoving equipment was delivered to site along with a 120 ton lattice boom crane during Q4 2012. Baraka and Kavumu transit facilities were fully upgraded to better facilitate the inflow of equipment and materials.

•	Resettlement
Four local construction companies were mobilized for resettlement construction. Resettlement housing construction began and is 75% complete with 72 houses of a total of 207 houses completed thus far. The remaining houses are in various stages of completion.  The first 17 households have been resettled into their new houses. Water has been made available to the resettlement area, with installation of supply pipes from the Kibiswa River completed during the last two weeks of 2012. The resettlement process is expected to be completed by the end of the second quarter of 2013.

•	Access Roads
The main access road to Namoya from Uvira, which spans 420 km in length, is 92% complete. The section from Baraka to Namoya is practically complete with the mountain portion opened up and widened. Eight critical bridges were upgraded and culverts installed during 2012, increasing the logistics capacity of freighting materials and equipment to the Namoya site. Dedicated teams are still deployed on the Uvira-Baraka stretch of the road, which spans 120 km and is expected to be completed during Q2

2013. During this period maintenance work will also be performed on the Baraka-Namoya section, which spans 300 km in length.

•	Accommodation
Accommodation construction is 85% complete. In the operator’s camp, the 5-person houses are completed and occupied by senior staff, while the 12-person dormitory units are 80% complete. The clinic and power supply plant have both been completed and commissioned. Water has been canalized to the operator’s camp from the Kibiswa River, with supply pipes installation completed in the latter part of December 2012. Earthworks on the mine village are 90% complete and construction of the mine village is set to begin in the second quarter of 2013 and be completed by Q3 2013.

•	Metallurgical Plant Engineering Design & Earthworks
The engineering design is 98% complete while the earthworks design has been finalized. Earthworks to the plant site is 97% complete. Earthworks in the areas such as the primary crusher, the conveyor belt, the primary product stockpile, and the crushed product stockpile have been completed with civil works currently in progress. Remaining earthwork areas are limited to backfilling of the process plant area to the final terrace level. Construction drawings for the key plant structures have been completed and issued to site. The heap leach pad and ponds are expected to be completed within Q2 2013 at which time mine pit development will commence.

•	Plant Construction materials
Construction aggregate source has been secured; the crusher/washing/screening plant for providing aggregate to the required size as per specification has been installed and fully commissioned and production of aggregate is on-going.

•	Tailings Management Facility
The construction of the TMF access road is 100% complete and bush clearing of the TMF footprint has commenced.  The design of the TMF is complete with all geotechnical work and construction drawings. The TMF will consist of an initial 620,000 cubic metres earth wall at a 12m height with a storage capacity of 2-years of tailings and is expected to be completed during Q2 2013.

•	Personnel resourcing
As activity increases in and around the development of the Namoya mine site, the recruitment and training of employees continues in order to maintain steady progress of construction. There are currently 1,997 employees on site and it is expected that at peak construction, which will be in Q3 2013, there will be approximately 2,100 employees to help ensure timely completion of the Namoya mine construction and readiness for commissioning in Q4 2013. The Company intends to continue to train personnel and develop appropriate systems in support of the commissioning date and during the operating phase of the Namoya mine.

EXPLORATION
(i) Twangiza Property
The Company’s Twangiza property consists of six exploitation permits covering an area of 1,156 square kilometres.

Exploration at Twangiza commenced in October 2005, and has included extensive geological mapping along the 3.5 kilometre long resource delineation of the north trending mining target, which hosts the two principal deposits of Twangiza Main and Twangiza North.  The following table summarizes the changes in the Twangiza mineral resource estimates from December 2011 to January 2013:

Twangiza	December 31, 2012	change	December 31, 2011
	(Moz)	(%)	(Moz)
Total proven and probable mineral reserves	1.54	36%	1.13
Total measured and indicated mineral resources1	7.59	35%	5.62
Total inferred mineral resources	0.87	118%	0.4
(1) measured and indicated mineral resources are inclusive of proven and probable mineral reserves

The current mineral resource estimates for Twangiza are as follows:
Twangiza	Measured			Indicated			Inferred
	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)
Oxide	9.51	2.39	0.73	16.38	1.61	0.85	4.66	0.85	0.13
Non-oxide	6.29	2.21	0.45	134.24	1.29	5.56	21.21	1.09	0.74
Total ounces			1.18			6.41			0.87
(1) measured and indicated mineral resources are inclusive of proven and probable mineral reserves

The current mineral reserve estimates for Twangiza are as follows:
Twangiza	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)
Proven	9.98	2.36	0.76
Probable	15.6	1.56	0.78
Proven and Probable	25.58	1.87	1.54

The 2012 exploration program at Twangiza focused on (a) infill drilling in Twangiza East and West, and (b) further work at Ntula to identify new targets and to enhance the identified mineralization. The 2012 exploration program at Twangiza also involved the commencement of regional exploration in Mufwa and regional target generation programs on the rest of the concession. The goal was for the composite resource model to be optimized and engineered to update the mineral resources and mineral reserves, which was completed in January 2013.

Regional exploration work carried out at Twangiza during the year ended December 31, 2012 focused on the Ntula and Luntukulu prospects. This included auger drilling, trenching and geological mapping in tandem with rock chip/channel sampling and stream sediment sampling. Offsite efforts focused on the interpretation of field data and analytical results, updating of geological maps, and planning of the 2013 exploration program and budget.

During the fourth quarter of 2012, three new trenches and one trench extension totaling 367.50 metres were completed at the Ntula East Zone and the Luhoko Workings. A total of 377 samples were collected. Four trenches totaling 224.00 metres were completed at the Namadava and Colline 1 Workings. A total of 231 samples were collected from these trenches for gold analysis. All trenching efforts were aimed at testing the strike extension of the mineralized zones intersected in previous trenches.

Geological mapping in tandem with rock chip/channel sampling continued during the reporting period in workings within the Ntula, Luntukulu, and Mugugwa areas. The mapping program aims to enhance the understanding of the style of the mineralization and to generate additional targets around the workings. In total 141 rocks chip samples were collected for gold analysis.

During the year, auger drilling was carried out in Lunkuturu within the Namadava soil grid. This was aimed at testing the near surface gold mineralization within soil anomalous zones (greater or equal to 50 ppb). Sixty one (61) auger holes totaling 139.30 m were drilled and 139 samples were generated for Au analysis.

Stream sediment sampling was completed in the area located between the Mufwa and Ntula Prospects aimed at generating soil geochemistry targets. A total of 120 stream sediment samples were collected for gold analysis.

The 2013 exploration program at Twangiza is expected to involve:
(a) a trenching and diamond drilling program at the Ntula Prospect;
(b) trenching at the Mugugwa and Itara Workings; and
(c) soil sampling and auger drilling in the Kabare area.

The goal is to grow and replace Twangiza’s oxide and free-milling reserves utilized in its production process by the end of 2013.

Additional information regarding Twangiza is included in the technical report of SENET dated March 9, 2011 (as revised on March 24, 2011) and entitled “Economic Assessment NI 43-101 Technical Report, Twangiza Phase 1 Gold Project, South Kivu Province, Democratic Republic of the Congo”.  A copy of this report can be obtained from SEDAR at www.sedar.com and from EDGAR at www.sec.gov.

(ii) Namoya Project
The Company commenced exploration at Namoya in December 2004.  Diamond drill holes have been completed together with extensive re-sampling of old mine adits along the 2.5 kilometre long, northwest trending mineralized zone which hosts the four main separate deposits of Mwendamboko, Muviringu, Kakula and Namoya Summit.  Exploration is continuing to assess a number of other prospects, namely Kakula West, Seketi, Kangurube, Matongo and Filon B, all within two kilometres of the four main deposits, to further increase oxide ounces.

The following table summarizes the changes in the Namoya mineral resource estimates from December 2011 to December 2012:
Namoya	December 31, 2012	change	December 31, 2011
	(Moz)	(%)	(Moz)
Total measured and indicated mineral resources	1.86	16%	1.6
Total inferred mineral resources	0.34	(15%)	0.4

The current mineral resource estimates for Namoya are as follows:
Namoya	Measured			Indicated			Inferred
	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)
	24.58	1.96	1.55	6.36	1.52	0.31	6.64	1.59	0.34

During fiscal 2012 and up to the date of this press release, Namoya’s exploration work focused on (a) infill resource diamond drilling at Namoya Summit-Filon B, Namoya Summit extension, Kakula and Mwendamboko, (b) exploration drilling at the Seketi and Kangurube prospects, and (c) trenching and channel mapping and sampling at Mwendamboko. The decrease in total inferred mineral resources at Namoya is due to the conversion of resources from inferred to measured and indicated during the 2012 exploration program.

Field work at Namoya during the fourth quarter of 2012, focused on:
•	Exploration drilling at Namoya Summit Extension, Namoya Summit-Filon B, Filon B, Kangurube and Namoya Summit;
•	Reverse Circulation (RC) sterilization drilling on the proposed waste rock dump areas, construction aggregates quarry at Kibiswa and water monitoring boreholes at the plant site and heap leach pad;
•	Auger Drilling Program at Kangurube aimed to test the up-dip continuity of mineralization intersected by the diamond drilling program;
•
Trenching program on Muviringu prospect aimed to test the up-dip continuity of mineralization intersected by diamond drill holes NDD299, NDD298 and NDD273, and channel sampling programs at Mwendamboko and Namoya Summit extension.

During 2012, 21 exploration diamond drill holes totalling 1,948.41 m were completed at the Filon B, Namoya Summit Filon B, Namoya Summit extension, Namoya Summit and Kangurube prospects. Two drill holes NDD349 and NDD350 were terminated prior to intersecting target due to end of year closure. A total of 2,276 core samples were packed and dispatched for sample preparation and analysis.

A Reverse Circulation (RC) drilling program continued at Namoya during the year and through Q4 2012. The program aimed to sterilize areas proposed for the heap leach pads and the waste rock dump. In addition, the RC rig was used to drill water monitoring boreholes near the proposed plant site and blasting boreholes on the construction aggregates quarry at Kibiswa. A total of 504 RC holes representing 5,306 metres were completed on the proposed heap leach pad, waste rock dump, Kibiswa quarry (blasting holes), and water monitoring wells.

During the year, auger drilling was undertaken at the Kangurube prospect to test the up-dip continuity of the mineralized zones intersected by drill holes NDD333 and NDD318. A total of 13 auger holes were completed along one fence line of 80 m and 64 samples were generated.

Three NE-SW trending trenches were excavated, mapped and sampled at the Muviringu prospect. Trench MVNT35 (32 m long) aimed to test the up-dip continuity to surface of the mineralized zones intersected by the drill hole NDD299. Trench MVNT37 (51 m long) aimed to test the up-dip continuity to surface of mineralized zones intersected by drill hole NDD273. In total, 89 samples representing 87.40 m were generated. A total of 27.60 m of the trenches (10 m of MVNT35, 10 m of MVNT36, and 7.60 m metres of MVNT37) were abandoned after failure to intersect bedrock, even at a depth of 4.2 m due to creeping along slopes.

The Namoya project exploration work program for 2013 is planned to include:
(a) The completion of full feasibility study of the Namoya project by end of the first half of 2013;
(b) The management of trial and operational grade control drilling and modeling to assist the initial mine planning and scheduling;
(c) Shallow delineation drilling at Filon B, Namoya Summit-Filon B, Kakula west, Kangurube West and Kakula-Namoya Summit;
(d) Trenching/auger drilling to test the strike continuity of mineralized zones at Kakula-Namoya Summit, Kakula west and Kangurube west;
(e) Shallow drilling to test the depth continuity of the narrow but extensive mineralized zones of the Matongo-Kimbala trend; and
(f) Deeper drilling to test the open ended mineralization below the Mwendamboko, Namoya Summit, Muviringu and Filon B deposits.

The exploration team will also continue to assist the development team in drilling works related to the construction site investigations.

Additional information with respect to Namoya is contained in the technical report of Venmyn Rand (Pty) Ltd dated January 24, 2012 and entitled “National Instrument 43-101 Independent Technical Report on the Namoya Gold Project, Maniema Province, Democratic Republic of the Congo”.  A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

(iii) Lugushwa Project
 The Lugushwa project consists of three exploitation permits covering an area of 641 square kilometres and is located approximately 150 kilometres southwest of the town of Bukavu in South Kivu Province in the east of the DRC.

The following table summarizes the changes in the Lugushwa mineral resource estimates from December 2011 to December 2012:
Lugushwa	December 31, 2012	change	December 31, 2011
	(Moz)	(%)	(Moz)
Total indicated mineral resources	0.73	100%	-
Total inferred mineral resources	4.88	81%	2.7

The current mineral resource estimates for Lugushwa are as follows:
Lugushwa	Measured			Indicated			Inferred
	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)
Oxide	-	-	-	17.03	1.32	0.73	8.86	1.39	0.4
Non-oxide	-	-	-	-	-	-	107.6	1.34	4.48
Total ounces			-			0.73			4.88

The results of the 2012 drilling program helped facilitate the conversion of previously inferred resources to indicated levels, while adding further inferred resources. The Company's focus at Lugushwa is on upgrading the inferred mineral resources to higher confidence resources and progressing to the completion of a preliminary economic assessment.  An increased amount of metallurgical test work is also planned.

Exploration work during Q4 2012 at Lugushwa, focused on:
•	diamond drilling program in the D18-19 deposit, G7-Mapale, Minkumbu and G8-Kolo prospects;
•	auger drilling program in Carrière A prospect eastern part and in Miasa-Kabonzo area;
•	IP survey work in the G7-Mapale area.

Fourteen (14) diamond drill holes (LDD186, and LDD188-LDD200) representing 1,117.30 m of drilling were completed at D18-19 deposit, G7-Mapale, Minkumbu and G8-Kolo prospects. A total of 2,207 core samples equivalent to 2,077.60 m were collected from 23 drill holes (LDD178 to LDD200). A total of 919 core samples from 16 boreholes were collected for relative density measurement.

In addition, 81 auger holes were drilled generating 462 auger samples and total of 14 km lines were covered with IP survey.

Offsite activities focused on geological modelling and grade estimation to upgrade the inferred mineral resources to higher confidence resources, as well as the targeting of higher grade oxides.

The 2013 Lugushwa exploration work program is planned to include:
(a) conversion of inferred oxide ounces to a higher confidence indicated category through infill drilling;
(b) follow-up on potential oxide resources within the Kimbangu-Mpongo-Minkumbu trend through shallow delineation drilling;
(c) target generation work through grassroots and follow-up work in the southwestern and northeastern extensions of Lugushwa mineralized trend.

Additional details with respect to Lugushwa are contained in the technical report of Venmyn Deloitte dated March 15, 2013 and entitled, “Independent National Instrument 43-101 Technical Report on the Lugushwa Gold Project, South Kivu Province, Democratic Republic of the Congo”.  A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

 (iv) Kamituga Project
The Kamituga project consists of three exploitation permits covering an area of 643 square kilometres and is located approximately 100 kilometres southwest of the town of Bukavu in the South Kivu Province in the east of the DRC.

The current mineral resource estimates for Kamituga are as follows:
Kamituga	Measured			Indicated			Inferred
	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)
Oxide							4.14	2.4	0.32
Non-oxide							3.12	6	0.6
Total ounces									0.92

The Company commenced exploration at Kamituga in February 2011 and to date, 15 reverse circulation drill holes totaling 1,324.5 metres and three diamond drill holes totaling 266.35 metres have been completed at the Little Mobale mine and Kibukila prospects. Exploration drilling is continuing on the Kibukila prospect.

Exploration work in Kamituga during the Q4 2012 involved:
▪	Diamond drilling (DD) in the Kibukila and G22 prospects;
▪	Trenching and channel sampling at the Kibukila, Filon20 and Kobokobo prospects;
▪	Auger drilling in the Kibukila, Filon20, Kobokobo and Bitanga prospects;
▪	Regional exploration including gridding and soil sampling in the Kobokobo grid.

Eight (8) DD holes for 1,118.3 metres were drilled at Kibukila and G22 prospects, and a total of 1,327 samples were generated from the above program.

Trenching continued during the Q4 2012 and a total of 306 samples were collected from 14 trenches representing 301.00 metres of excavated in Kibukila, Filon20 and Kobokobo prospects.

Gridding and soil sampling work had the objective of covering the south-western part of the concession as an extension of the current Kamituga soil geochemistry coverage. The area was prioritized due to an open ended soil anomaly through the southwest of the existing grid. In total, 46.08 line km of grid were opened and 1,156 soil samples and 4 rock chip samples were collected in the Kobokobo prospects using a 160m x 40 m grid pattern.

The 2013 exploration program will focus on delineation drilling of the Kibukira prospect and other targets within the Kamituga Central area.  An extensive regional exploration program will also be initiated outside the Kamituga Central area to outline further drill targets.

Full details of the results of the Kamituga exploration activities during 2012 are contained in the Press Release of the Company dated November 15, 2012 and entitled “Banro Provides Exploration Update for Projects in the DRC, Including Significant Drill Intersections at Namoya, Lugushwa and Kamituga”.  A copy of this press release can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

(v) Regional Exploration Projects
The Company's wholly-owned DRC subsidiary, Banro Congo Mining SARL, holds 14 exploration permits covering an aggregate of 2,638 square kilometres of ground located between and contiguous to the Company's Twangiza, Kamituga and Lugushwa properties and northwest of Namoya.

Using Banro’s magnetic and radiometric data that was obtained in 2007, SRK (UK) Consulting Ltd. carried out an integrated qualitative interpretation and target generation work in 2009 on all the permit areas.  The report by SRK was qualitative and was based on the magnetic and radiometric data signatures on a large scale only. No quantitative interpretation was done. In 2012, Banro mandated Spectral Geophysics to carry out quantitative reinterpretation of the airborne data to generate additional targets. By applying various filters and transformations to the data one could detect very subtle structures associated with the mineralization. The quantitative re-interpretation work was not completed in Q4 2012. Results of the re-interpretation work will be available in Q2 2013.

Qualified Persons
Daniel K. Bansah, the Company's Vice President, Exploration and Christian Bawah, the Deputy General Manager of the Twangiza Gold Mine, each of whom is a "qualified person" as such term is defined in National Instrument 43-101, have reviewed and approved the technical information in this press release.

Conference Call
Banro will host an investor conference call on Wednesday March 27, 2013 at 11:00am EST.

2012 Financial Results Conference Call Information
Toll Free (North America):       +1-866-226-1792
Toronto Local & International:        +1-416-340-2216

2012 Financial Results Conference Call REPLAY
Toll Free Replay Call (North America):   +1-800-408-3053                                Passcode 1896273
Toronto Local & International:        +1-905-694-9451                                Passcode 1896273

The conference call will replay will be available from 2:00pm EST on Wednesday March 27, 2013 until 11:59pm EST on Wednesday April 10, 2013.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt. The initial focus of the Company is on oxides, which have a low capital intensity to develop but also attract a lower technical and financial risk to the Company and as such maximize the return on capital and limits the dilution to shareholders as the Company develops this prospective gold belt. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Naomi Nemeth, Vice President, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802 or info@banro.com.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production and gold recoveries and the Company's development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production) or less than those expected following the expansion of the Twangiza plant; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 26, 2013 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.